Exhibit 1

FOR IMMEDIATE RELEASE	27 August 2015

WPP PLC (“WPP”)

J. Walter Thompson acquires majority stake in leading digital agency Webling in Australia

WPP announces that J. Walter Thompson Australia has acquired a majority stake in Webling Interactive (“Webling”), an award-winning independent digital agency based in Sydney.

Webling offers an end-to-end service covering strategy, ideation, design and development across web, mobile, social, digital OOH and experiential channels. The agency has delivered milestone projects winning major awards including IABs, AIMIA and the Festival of Media.

Founded in 2004 by Deniz Nalbantoglu and Darren Clark, the agency’s clients include Acer, Amex, Coca-Cola, Coles, CommSec, Fuji Xerox, Google, Mirvac, QIC Shopping Centres, and Australian gardening supplies company, Yates.

For the year ending 30 June 2015, Webling’s revenues were A$4.4 million, with gross assets of A$1.3 million, as at the same date.

This acquisition marks a further step towards WPP’s declared goal of developing its networks in fast-growth markets and sectors.

In Australia and New Zealand, WPP companies (including associates) generate revenues of US$1.2 billion and employ over 4,000 people. In the Asia Pacific region, WPP companies (including associates) generate revenues of US$5 billion and employ around 50,000 people. In Australia and New Zealand, STW Group has a minority stake in JWT.

WPP’s global digital revenues are US$6.9 billion, representing 36% of total Group revenues of US$19 billion.

Contact:

Feona McEwan, WPP London	+44 207 408 2204
Belinda Rabano, WPP Asia Pacific	+86 10 8520 3066